January 19, 2017

Lauren Hamilton
Staff Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vericimetry Funds, File Nos. 811-22578 and 333-175410

Dear Ms. Hamilton:

On January 5, 2017, you provided oral comments with respect to the Annual Report to Shareholders for the period ended September 30, 2016 (the "Annual Report") and the prospectus dated January 28, 2016 for the Vericimetry U.S. Small Cap Value Fund (the “Fund”), a series of Vericimetry Funds (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.   Comment. Footnote 1 to the fee table in the prospectus states that “The Fund will not make any reimbursements to the Adviser after three fiscals years from the date an expense was paid by the Adviser.” Please confirm that amounts waived and/or reimbursed pursuant to the expense limitation agreement between Vericimetry Advisors LLC (the “Adviser”) and the Registrant will be recoverable for only three years from the actual date waived or reimbursed (e.g., January 31, 2017) rather than in the three years following the fiscal year in which the waiver or reimbursement was made. For guidance on this issue, please refer to FASB Statement of Financial Accounting Standards 5 and 6.

Response. The Registrant believes that its current practice is consistent with the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, if asset levels increase significantly during the year, the Fund may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund's expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

January 19, 2017

Similarly, whether the Adviser may recoup its previously waived fees or fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund's annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

The Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

2.   Comment. Please confirm that the Adviser may recoup previously waived fees and/or reimbursed expenses only if the reimbursements do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the lesser of the current expense limitation or the expense limitation in place at the time of the initial waiver and/or reimbursement.

Response. The Registrant confirms that the Adviser may recoup previously waived fees and/or reimbursed expenses only if the reimbursements do not cause the Fund’s total operating expenses to exceed the lesser of the current expense limitation or the expense limitation in place at the time of the initial waiver and/or reimbursement.

3.   Comment. In the Manager’s Discussion and Analysis section of the Annual Report, the Registrant discloses the Fund’s gross and net expense ratios as published in the Fund’s prospectus dated January 28, 2016. In future shareholder reports, please use the more current expense ratios disclosed in the Fund’s financial highlights, which are contained in the Annual Report for the period ending September 30, 2016.

Response. The Registrant notes that FINRA Rule 2210(d)(5)(A) states that a fund must disclose the total annual fund operating expense ratio, gross of any fee waivers or expense reimbursements, as stated in the fee table in the investment company's prospectus current as of the date of distribution or submission for publication of a communication. The prospectus current as of the date of the Annual Report for the period ending September 30, 2016 was the prospectus dated January 28, 2016. Nevertheless, the Registrant will consider including the expense ratio disclosed in the financial highlights in addition to the expense ratio as stated in the current prospectus.

January 19, 2017

4    Comment. The Fund invests in excess of 25% of its assets in companies in the financial sector. Please add disclosure to the prospectus disclosing that the Fund may concentrate its investments in a particular sector and the risks of such concentration.

Response. The Registrant will add the requested disclosure.

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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP